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SEC Mail Processing Section

FEB 27 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G EQUITY INVESTMENT GROUP LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 S WELLS STREET - 7TH FLOOR
(No. and Street)

CHICAGO	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP C GOLDSTICK 312-782-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WELTMAN BERNFIELD LLC
(Name – *if individual, state last, first, middle name*)

485 E HALF DAY ROAD, STE 250	BUFFALO GROVE	IL	60089
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD
3/12/12

OATH OR AFFIRMATION

I, PHILLIP C GOLDSTICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G EQUITY INVESTMENT GROUP LTD, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

P. Goldstick
Signature

PRES/ CHAIRMAN
Title

Kathleen A Buenik
Notary Public

OFFICIAL SEAL
KATHLEEN A BUENIK
Notary Public - State of Illinois
My Commission Expires Apr 2, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Weltman Bernfield LLC

G EQUITY INVESTMENT GROUP, LTD.

DECEMBER 31, 2011

TABLE OF CONTENTS

Weltman Bernfield LLC
Certified Public Accountants
485 E Half Day Road, Suite 250
Buffalo Grove, IL 60089-8806

Independent Accountants' Report

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the accompanying balance sheet of G Equity Investment Group, Ltd. (an Illinois corporation) as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G Equity Investment Group, Ltd. at December 31, 2011, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weltman Bernfield LLC

February 15, 2012

Tel: 847-941-0100 Fax: 847-941-0101 Web site: WeltmanBernfield.com

G EQUITY INVESTMENT GROUP, LTD.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current assets	
Cash and cash equivalents	$ 42,116
Commissions receivable	27
Total current assets	42,143
Equipment	8,600
Less: accumulated depreciation	(7,739)
Net equipment	861
Total assets	$ 43,004

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued expenses	$ 4,351
Total current liabilities	4,351
Stockholder's equity	
Capital stock 5,000 no par common shares authorized; 2,500 issued and outstanding	2,500
Paid-in-capital	69,926
Retained earnings (deficit)	(33,773)
Total stockholder's equity	38,653
Total liabilities and stockholder's equity	$ 43,004

See independent accountants' report and notes to financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions, fees and other income	$ 38,309
Total revenue	38,309
Operating expenses	
Commissions	6,825
Consulting and professional fees	9,491
Depreciation expense	1,720
Insurance expense	637
Other operating expenses	4,633
Postage and delivery	365
Regulatory fees and expenses	9,160
Rent	5,500
Total operating expenses	38,331
Net loss	$ (22)
Loss per share of common stock	$ (0.01)

See independent accountants' report and notes to financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Number of Common Shares	Common Stock Amount	Paid In Capital	Retained Earnings
Balances, beginning of year	2,500	$ 2,500	$ 43,926	$ (33,751)
Increase in Paid In Capital	-	-	26,000	
Net (Loss)	-	-	-	(22)
Balances, end of year	2,500	$ 2,500	$ 69,926	$ (33,773)

See independent accountants' report and notes to financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net loss	$ (22)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	1,720
Change in accrued expenses	2,351
Net cash used by operating activities	4,049
Cash flows from financing activities	
Receipt of paid-in-capital	26,000
Net decrease in cash and cash equivalents	26,000
Cash and cash equivalents	
Beginning of the year	12,067
End of the year	$ 42,116

See independent accountants' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business operations

G Equity Investment Group, Ltd. (the "Company") is a broker-dealer of investment products sold to customers in North America. The Company operates from its headquarters located in Chicago, Illinois.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of funds in the Company's checking account.

Income taxes

The Company is taxed as a regular corporation. At December 31, 2011, the corporation had an available net operating loss carryover of approximately $35,000.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that effect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Accordingly, actual results could differ from those estimates.

Property and equipment:

Property and equipment are recorded at cost. Depreciation expense is provided for in an amount sufficient to relate the cost of the assets over their estimated useful lives. Depreciation is being computed under the straight-line method. Depreciation expense for the year ended December 31, 2011 was $1,720.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net qualified capital of $37,792 which was $32,792 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 11.51%.

3. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the average number of common shares outstanding for the year (2,500 shares).

4. RELATED PARTY TRANSACTIONS

Included in operating expenses is $623 paid to Phillip C. Goldstick and Associates, Ltd. These related parties are affiliated by reason of common ownership.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2012, which was the date the financial statements were available to be issued. No events have occurred from the date of the financial statements to February 15, 2012 which would require adjustment or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Weltman Bernfield LLC

Certified Public Accountants

485 E Half Day Road, Suite 250
Buffalo Grove, IL 60089-8806

SUPPLEMENTARY INFORMATION REQUIRED BY SEC. RULE 17a-5

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2011 and have issued our report thereon dated February 15, 2012. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weltman Bernfield LLC

February 15, 2012

Tel: 847-941-0100 Fax: 847-941-0101 Web site: weltmanbernfield.com

SCHEDULE I

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net capital		
Total stockholder's equity qualified for net capital		$ 38,653
Nonallowable assets		
Equipment at net book value		861
Net capital		$ 37,792
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued expenses and amounts due to others		4,351
Total aggregate indebtedness		$ 4,351
Computation of basic net capital requirement		
Minimum net capital required		$ 290
Minimum dollar net capital requirement		$ 5,000
Excess net capital		$ 32,792
Excess of net capital at 1000%		$ 37,357
Percentage of aggregate indebtedness to net capital	11.51%	

SCHEDULE II

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Reconciliation with corporation's computation (included in Part II of Form X-17A-5 as of December 31, 2011)

Net capital as reported in Corporation's Part II (unaudited)	$ 38,196
Net audit adjustments	(404)
Net Capital per SCHEDULE I	$ 37,792

SCHEDULE III

COMPUTATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Pursuant to Reg. 240.15C-3-3(k) of the Securities and Exchange Commission, the corporation is exempt from the reserve requirement.

Weltman Bernfield LLC
Certified Public Accountants
485 E Half Day Road, Suite 250
Buffalo Grove, IL 60089-8806

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

In planning and performing our audit of the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by G Equity Investment Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: 847-941-0100 Fax: 847-941-0101 Web site: weltmanbernfield.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

Weltman Bernfield LLC

February 15, 2012